--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            MERCATOR SOFTWARE, INC.
                           (NAME OF SUBJECT COMPANY)

                            MERCATOR SOFTWARE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   587587106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ---------------------

                                  ROY C. KING
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            MERCATOR SOFTWARE, INC.
                                45 DANBURY ROAD
                                WILTON, CT 06897
                           TELEPHONE: (203) 761-8600
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             MICHAEL WEINSIER, ESQ.
                           CHARLES A. SAMUELSON, ESQ.
                     JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                           TELEPHONE: (212) 704-6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Mercator Software, Inc., a Delaware corporation ("Mercator"). The address of its principal executive offices is 45 Danbury Road, Wilton, CT 06897. The telephone number of Mercator at its principal executive offices is (203) 761-8600.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Mercator's common stock, par value $0.01 per share ("Mercator Common Stock"), and the associated preferred stock purchase rights (such rights, together with the Mercator Common Stock, the "Shares"). As of July 31, 2003, there were 35,266,939 shares of Mercator Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. Mercator's name, business address and business telephone number are set forth in Item 1 above.

     On August 2, 2003, Mercator entered into an Agreement and Plan of Merger (the "Merger Agreement") among Mercator, Ascential Software Corporation, a Delaware corporation ("Ascential"), and Greek Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Ascential ("Purchaser").

     This Statement relates to the tender offer by Purchaser to purchase all of the issued and outstanding Shares at a purchase price of $3.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase dated August 8, 2003 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Ascential and Purchaser with the Securities and Exchange Commission on August 8, 2003.

     The Offer is being made pursuant to the Merger Agreement. The Merger Agreement also provides that, subject to the satisfaction or waiver of certain conditions, including regulatory approvals, as soon as practicable following the date on which Purchaser accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into Mercator (the "Merger"), with Mercator surviving as a wholly-owned subsidiary of Ascential. At the effective time of the Merger, each Share outstanding (other than Shares owned by Mercator, Ascential, Purchaser or any of their respective subsidiaries, and Shares held by stockholders who comply with all of the relevant provisions of Section 262 of the DGCL relating to the dissenters' rights of appraisal) will be converted into the right to receive the same amount of cash that is being offered in the Offer. A copy of the Merger Agreement is filed as Exhibit (e)(1) and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of Ascential and Purchaser are 50 Washington Street, Westborough, MA 01581. The telephone number of each of them at their principal executive offices is (508) 366-3888.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

     Certain members of Mercator's board (the "Board" or the "Board of Directors") and management have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as stockholders of Mercator generally. Except as described herein or incorporated herein by reference, to Mercator's knowledge, as of the date of this Statement, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflict of interest between Mercator or its affiliates and (a) its executive officers, directors and affiliates or (b) Ascential or Purchaser and its executive officers, directors and affiliates.

     The Board was aware of these interests and considered them, along with the other matters described below in "Item 4. The Solicitation or Recommendation -- Reasons for the Recommendation of the Board of Directors," in approving the Merger Agreement and the transactions contemplated thereby.

THE MERGER AGREEMENT

     The summary of the Merger Agreement and the statement of the conditions to the Offer are contained in Sections 11 and 14, respectively, of the Offer to Purchase. The Offer to Purchase, which was filed as Exhibit (a)(1) to the Schedule TO and is being mailed to stockholders together with this Statement, and the Merger Agreement, which was filed as Exhibit (e)(1) hereto, are incorporated herein by reference.

EFFECTS OF THE OFFER AND THE MERGER UNDER MERCATOR'S STOCK OPTION PLANS AND AGREEMENTS BETWEEN MERCATOR AND/OR ASCENTIAL AND CERTAIN MEMBERS OF ITS BOARD AND MANAGEMENT

     NEW EMPLOYMENT ARRANGEMENTS. Mark W. Register, Mercator's Executive Vice President and President, Worldwide Field Operations, and Thracy P. Varvoglis, Mercator's Senior Vice President, Financial Services and Industry Solutions Group, will, upon consummation of the Offer, become employees of Ascential. Mr. Register will receive base salary of $250,000 per year and have a bonus opportunity equal to 50% of his base salary pursuant to Ascential's Key Employee Incentive Plan. Mr. Varvoglis will receive base salary of $200,000 per year and have a bonus opportunity equal to 50% of his base salary pursuant to Ascential's Key Employee Incentive Plan. Messrs. Register and Varvoglis will also enter into change in control agreements with Ascential upon the effectiveness of their employment agreements that will, upon a change in control of Ascential, provide each of them with 100% vesting of their then unvested stock options and, following a termination without "cause" or with "good reason" within one year following the change in control, provide Mr. Register with severance equal to two times his then annual base salary and target bonus and Mr. Varvoglis with severance equal to one times his then annual base salary and target bonus.

     Messrs. Register and Varvoglis have waived the right to receive certain benefits pursuant to Mercator's change of control protection plan discussed below and have entered into retention agreements with Ascential to become effective upon consummation of the Offer. Under these retention agreements, Ascential has agreed to pay them retention amounts as follows: (a) 15% of such amount on the six-month anniversary of consummation of the Offer; (b) 25% of such amount on the one-year anniversary of consummation of the Offer; (c) 30% of such amount on the 18-month anniversary of consummation of the Offer; and (d) the remainder of such amount on the two-year anniversary of consummation of the Offer. Other than with respect to a termination by Ascential that is not for "cause" or a departure by the executive for "good reason," they will lose the right to receive any amount they have not been paid if their employment with Ascential terminates. (The amounts to which Messrs. Register and Varvoglis are so entitled are equal to the amounts they would have received under Mercator's change of control protection plan if they had been constructively terminated and are described below under "Change of Control Arrangements.") If, during the first year of their employment with Ascential, either of Messrs. Register or Varvoglis is terminated by Ascential other than for "cause" or if they leave for "good reason," they will be entitled to receive the greater of the amount due to them as described above and, if applicable, the amount due to them under their change of control agreements with Ascential. Messrs. Register and Varvoglis have also entered into non-disclosure, non-competition, non-solicitation and development agreements with Ascential pursuant to which they have agreed, among other things, not to compete with Ascential during the term of their employment and for one year thereafter.

     Roy C. King, Mercator's Chairman of the Board of Directors, Chief Executive Officer and President, Michael J. Collins, Mercator's Senior Vice President and Chief Marketing Officer, Jill M. Donohoe, Mercator's Senior Vice President, Global Alliances and Corporate Development, David L. Goret, Mercator's Senior Vice President, General Counsel and Secretary, Kenneth J. Hall, Mercator's Executive Vice President, Chief Financial Officer and Treasurer, David S. Linthicum, Mercator's Executive Vice President, Software Development and Chief Technology Officer, and Ronald R. Smith, Mercator's Senior Vice President and Chief Administrative Officer, have entered into continuity agreements with Mercator. These continuity agreements will, if they remain employed by Mercator, provide them with the same salary and benefits they presently receive from Mercator for 60 days following consummation of the Offer. Additionally, they will lose certain of the severance benefits to which they are otherwise entitled from Mercator following a change of control if they are fired for "cause" during such 60-day period. Each person who signed a continuity agreement will, following their departure from Mercator (and upon signing a release in favor of Ascential), receive the severance benefits to which they are presently entitled paid out over one year (instead of, in some cases, 18 months or longer).

     All of Mercator's executive officers have signed a non-competition, non-solicitation and development agreement in which they have agreed not to compete with Ascential or Mercator for one year following the termination of their employment with Mercator.

     CHANGE OF CONTROL ARRANGEMENTS. In December 2001, the Compensation Committee of the Board adopted a change of control protection plan. Pursuant to this plan, upon consummation of the Offer (but without giving effect to the new employment arrangements described above): (a) Messrs. King, Hall and Linthicum will receive: (i) full acceleration of unvested options; and (ii) in the event of constructive termination, as defined below, within one year of the change in control, pro-ration of year-to-date annual bonus, eighteen months severance (salary and target bonus) and continued benefits for eighteen months (pursuant to his employment agreement, Mr. King will receive three years severance (salary and target bonus) and benefits); (b) Messrs. Collins, Goret, Register, Smith and Varvoglis and Ms. Donohoe will receive: (i) 50% acceleration of unvested stock options; and (ii) if constructively terminated within one year of the change of control, full acceleration of unvested stock options, pro-ration of year to date annual bonus, 12 months severance (salary and target bonus) and benefits; and
(c) Gerald E. Klein, Mercator's General Counsel, Americas and Assistant Secretary, will receive: (i) one year acceleration of unvested stock options, and (ii) if constructively terminated within six months, full acceleration of unvested stock options.

     Constructive termination is defined as the occurrence of any of the following, without the employee's written consent: (a) a significant diminution of, or the assignment to the employee of any duties inconsistent with the employee's title, status, duties or responsibilities; (b) a reduction in annual base salary, target bonus or fringe benefit which by itself or in the aggregate is material to employee's compensation; (c) the relocation of employee's office more than fifty miles from the employee's current location; or (d) the failure to obtain the written assumption of employee's employment agreement by any successor to all or substantially all of Mercator's assets or business within thirty days after a merger, consolidation, sale or a change of control.

     As a result of the foregoing change of control plan, the approximate amounts payable to each executive officer (not including the amount attributable to the continuation of benefits under the change of control plan) would be as follows (assuming that the vesting of their options is fully accelerated): Mr. King, $3.5 million ($0.8 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Hall $1.9 million ($0.8 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Linthicum, $1.6 million ($0.6 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer), Mr. Collins, $0.9 million ($0.3 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Ms. Donohoe, $1.1 million ($0.5 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Goret, $0.8 million ($0.3 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Klein, $0.1 million (all of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Register, $1.4 million ($0.7 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Smith, $0.8 million ($0.2 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); and Mr. Varvoglis, $0.9 million ($0.2 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer).

     BONUS POOL. The Board has reserved a bonus pool of $400,000, to be awarded to employees of Mercator that are identified by the Board or its Compensation Committee.

     CERTAIN DIRECTORS. During March 2003, the Board determined that two of its members, Messrs. Sisco and Stevens, should provide management with advice and oversight during the proxy contest and in connection with Mercator's evaluation of strategic alternatives and should keep the Board informed about the proxy contest and such evaluation. As compensation for providing such advice and oversight, Mercator agreed to pay Mr. Sisco $3,500 per week during the proxy contest and $1,750 per week thereafter and agreed to pay Mr. Stevens $6,500 per week during the proxy contest and $3,250 per week thereafter. At the time the Board assigned these tasks to Messrs. Sisco and Stevens, it was expected that the assignment would end before the end of June. However, Mercator's evaluation of strategic alternatives lasted longer than originally anticipated and, as of August 1, 2003, Messrs. Sisco and Stevens had earned approximately $40,000 and $73,000, respectively, for their services. They are also reimbursed for all out-of-pocket expenses they incur in connection with such services.

     TREATMENT OF OPTIONS. The Merger Agreement provides that, at the effective time of the Merger, each then outstanding option to acquire Shares under one of Mercator's stock option plans (other than under its 1997 Directors' Option
Plan), whether or not then exercisable, will (without any action on the part of
Mercator:

     - automatically be converted into an option to purchase Ascential's common stock;

     - have the same terms, and be subject to the same conditions, as they had before Mercator signed the Merger Agreement (after giving effect to any acceleration of vesting to which the holders are entitled as a result of the transactions contemplated by the Merger Agreement), except that each such option will be exercisable for the number of shares of Ascential's common stock that is equal to the product of:

      -- the number of Shares issuable upon exercise of such option immediately prior to the Merger; and

      -- $3.00 per share divided by the average of: (i) the closing prices of Ascential's common stock during the 20 trading days preceding the fifth trading day prior to the public announcement of the Merger Agreement; and (ii) the closing prices of Ascential's common stock during the 20 trading days preceding the fifth trading day prior to the date of the Merger (such average, the "Option Exchange Ratio");

     - the per share exercise price of each such option will be changed to the quotient equal to: (i) the exercise price of such option immediately prior to the effective time of the Merger; and (ii) the Option Exchange Ratio.

     Mercator's 1997 Directors' Option Plan provides that, prior to the effective time of the Merger, all of the then outstanding options thereunder will become fully vested and exercisable and that, following the effective time of the Merger, any unexercised options thereunder will be cancelled.

     The number of shares subject to options granted to: (a) directors, the vesting of which would be accelerated in the manner described above, is as follows: Ms. Galley, 77,500 shares; Mr. Keet, 40,000 shares; Mr. King, 621,876 shares; Mr. Lehman, 85,500 shares; Mr. Schadt, 43,000 shares; Mr. Sisco, 40,000 shares; and Mr. Stevens, 54,250 shares; and (b) non-director executive officers, the vesting of which would be accelerated in the manner described above and under "Change of Control Arrangements," is as follows: Mr. Collins, 89,064 shares; Ms. Donohoe, 227,351 shares; Mr. Goret, 90,470 shares; Mr. Hall, 348,874 shares; Mr. Klein, 31,462 shares; Mr. Linthicum, 342,197 shares; Mr. Register, 302,815 shares; Mr. Smith, 104,376 shares; and Mr. Varvoglis, 104,301 shares.

     INDEMNIFICATION. The Merger Agreement provides that for six years after the effective time of the Merger, Ascential and the corporation surviving the Merger (the "Surviving Corporation") shall jointly and severally, indemnify, defend and hold harmless each present and former officer and director of Mercator, and each person who becomes an officer or director of Mercator prior to the effective time of the Merger, against all losses, claims, damages, liabilities, costs, fees and expenses arising out of acts or omissions occurring at or prior to the effective time of the Merger to the full extent required under the terms of Mercator's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws or any indemnification agreement between Mercator and such person, each as in effect as of the date of the Merger Agreement. Reasonable attorneys fees, judgments, fines, losses, claims, liabilities and settlements (effected with the written consent of Ascential or Surviving Corporation, which consent shall not be unreasonably withheld) are included. In the event that any claim or assertion is made within such six year period, rights to indemnification shall continue until disposition of the claim.

     The Merger Agreement further provides that Ascential or the Surviving Corporation shall maintain Mercator's existing officers' and directors' liability insurance for a period of not less than two years after the effective time of the Merger, or such other insurance as the Board shall identify. Ascential or the Surviving Corporation may substitute policies of substantially equivalent coverage, amounts, and terms. However, in no event shall Ascential and the Surviving Corporation be required to pay aggregate premiums for all such insurance in excess of two times 105% of the premiums paid or to be paid by Mercator as of the date of the Merger Agreement for such insurance during the 12-month period ending June 30, 2004. If the premiums for such coverage exceeds such amount, the Surviving Corporation shall purchase a policy with the greatest coverage available that does not exceed, in the aggregate, two times 105% of the premiums paid or to be paid by Mercator as of the date of the Merger Agreement for such insurance during the 12-month period ending June 30, 2004.

STOCK TENDER AGREEMENT

     "Item 4. The Solicitation or Recommendation -- Intent to Tender" includes a discussion of the Stock Tender Agreement pursuant to which directors, executive officers and officers of Mercator have agreed, prior to termination of the Merger Agreement, to tender their Shares in the Offer and to vote their Shares in favor of the Merger and against approval of any proposal made in opposition to, or in competition with, the Merger and the Merger Agreement.

COMMON STOCK OPTION AGREEMENT

     Ascential, Purchaser and Mercator have entered into a Common Stock Option Agreement (the "Option Agreement") under which Mercator has granted Purchaser an option to purchase from Mercator not more than 19.99% of the then outstanding Shares, at a price per Share equal to $3.00. This option is exercisable by Purchaser only after the acceptance of and payment for Shares pursuant to the Offer, and it is also conditioned upon Purchaser owning at least 90% of the outstanding Shares immediately following the exercise of the option. The portion of the purchase price owing upon exercise of such option will be equal to the product of (i) the number of Shares purchased pursuant to such option multiplied by (ii) the par value per Share will be paid to Mercator in cash, and the balance of the purchase price will be paid by delivery to Mercator of a non-interest bearing unsecured demand note from Purchaser that is guaranteed by Ascential. Such option may be exercised on two day's written notice given by Purchaser to Mercator.

     The Option Agreement was filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (A) RECOMMENDATION OF MERCATOR'S BOARD OF DIRECTORS

     At a meeting held on August 1, 2003, the Board of Directors unanimously:

     - determined that the Offer, the Merger and the Merger Agreement were advisable, fair to and in the best interest of Mercator's stockholders, and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, in all respects; and

     - recommended acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by Mercator's stockholders.

     ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MERCATOR TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a letter to the stockholders of Mercator communicating the Board's recommendation and Mercator's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

 (B)(I) BACKGROUND

     The following information was prepared by Mercator and Ascential. Information about Ascential was provided by Ascential and Mercator does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Mercator did not participate.

     From time to time, Mercator's management and Board have reviewed with their legal and financial advisors various strategic alternatives, including remaining an independent public company, the possibility of acquisitions or mergers with other companies and other transactions. In connection with the Board's review of such alternatives, J.P. Morgan Securities Inc. ("JPMorgan") provided the Board with information about industry dynamics and Mercator's competitive landscape during 2001 and 2002.

     Additionally, Ascential approached Mercator regarding a possible business partnership at the end of 2001. Preliminary discussions between representatives of Mercator and Ascential were held in January and February of 2002 regarding their respective product suites, capabilities and technologies. At that time, the parties mutually determined not to proceed with any further discussions.

     During December 2002, representatives of Strategic Software Holdings, LLC ("SSH"), a company that had acquired 2,000,000 shares of Mercator Common Stock during the prior month, had several conversations with management and verbally indicated that SSH was interested in acquiring 51% of the Shares. In light of this verbal expression of interest, Mercator tentatively agreed to further discussions with these representatives to be held on January 10, 2003.

     The Board met on January 6, 2003 to discuss the nature and terms of the verbal expression of interest, consider Mercator's own strategic plan and progress in achieving that plan and other prospects for achieving value for stockholders and the relative valuation of Mercator and its peers. Based on these discussions, the Board determined not to engage in further discussions with SSH, except in so far as Mercator communicates with and informs stockholders in the ordinary course. On January 9, 2003, Mercator notified SSH that Mercator was canceling the proposed meeting.

     On March 14, 2003, SSH nominated a slate of seven directors to replace the seven members of the Board. During the ensuing proxy contest, several members of the Board discussed the possibility of more aggressively exploring Mercator's strategic alternatives in order to improve the return for Mercator's stockholders. The Board determined to engage an investment bank in order to assist Mercator in the review of these alternatives and that two of its members, Dennis Sisco and Mark Stevens, would work closely with management in connection with the ongoing proxy contest, as well as a more in-depth review of such alternatives. Thereafter, Messrs. Sisco and Stevens regularly participated in meetings with Mercator's management and legal and financial advisors relating to the proxy contest and the review of strategic alternatives. Messrs. Sisco and Stevens also regularly updated the members of the Board on the progress of this review and, until the end of the proxy contest, met regularly with management and provided updates to the Board on its status and progress.

     On March 31, 2003, SSH submitted a proposal directly to the Board purporting to contain an offer, subject to, among other things, receipt of financing, pursuant to which SSH would acquire all of the outstanding Shares not already owned by SSH for $2.17 per share in cash.

     On April 1, 2003, Mr. Bienvenu, two of his lawyers and a representative from his financial advisor met with Messrs. Stevens, Sisco and Kenneth J. Hall, Mercator's Executive Vice President, Chief Financial Officer and Treasurer, as well as two representatives from Mercator's outside counsel, Jenkens & Gilchrist Parker Chapin LLP ("Jenkens & Gilchrist"). At the meeting, Mr. Bienvenu told Mercator, among other things, that he had not yet received any financing for his offer to buy Mercator and the strategy he proposed for Mercator was "extremely risky."

     Also on April 1, 2003, Mercator formally engaged JPMorgan to provide advice in the proxy contest with SSH and in connection with a possible strategic transaction involving Mercator.

     At a meeting on April 3, 2003, the Board considered Mr. Bienvenu's proposal. After discussion and presentations from Jenkens & Gilchrist and JPMorgan, the Board unanimously determined that the proposal by SSH was not in the best interests of its stockholders.

     On April 7, 2003, Mr. Roy C. King, Mercator's Chairman of the Board, Chief Executive Officer and President, and Messrs. Sisco, Stevens and Hall, as well as David L. Goret, Mercator's General Counsel, met at the offices of JPMorgan with representatives of JPMorgan and Jenkens & Gilchrist. The participants in the meeting discussed a process in which JPMorgan would solicit indications of interest from third parties who might be interested in acquiring Mercator, discussed a preliminary list of third parties to be contacted and reviewed strategic issues involved in managing the process.

     During the week of April 7, 2003, JPMorgan initiated a program to contact third parties that could be interested in acquiring Mercator. On that date, JPMorgan contacted Robert McBride regarding a possible transaction between Ascential and Mercator. JPMorgan eventually contacted 17 third parties, nine of whom executed non-disclosure agreements.

     At a meeting on April 8, 2003, the Board considered the process reviewed by Messrs. Sisco, Stevens, Hall and Goret during the previous day.

     On April 11, 2003, Peter Gyenes, Ascential's Chairman of the Board and Chief Executive Officer, spoke with Mr. King, Mercator's Chairman of the Board, Chief Executive Officer and President, regarding the possibility of Ascential purchasing Mercator.

     On April 17, 2003, Mercator and SSH entered into a settlement agreement pursuant to which, among other things, SSH agreed to support (and the members of the SSH group agreed to vote all of their shares of Mercator Common Stock in favor of) Mercator's slate of seven nominees standing for election as directors at its 2003 annual meeting. Under the settlement agreement, SSH also agreed to certain "standstill" restrictions until January 15, 2004. These restrictions prevent the members of the SSH group from, among other things: (i) attempting to gain control of the Board; (ii) making any "hostile" proposals to acquire the Company; and (iii) subject to certain agreed-upon exceptions, selling any Shares. The settlement agreement permitted SSH to make a "qualified proposal" (as defined in the settlement agreement).

     During the period from April 25, 2003 through June 17, 2003, seven third parties received management presentations and had question and answer sessions with Mercator's management, including Ascential (whose management presentation was on May 16, 2003).

     On April 28, 2003, Mercator and Ascential agreed upon and Bear, Stearns & Co. Inc. ("Bear Stearns"), Ascential's financial advisor, on behalf of Ascential, and JPMorgan and Mercator executed a non-disclosure agreement, a copy of which has been filed as Exhibit (e)(3) hereto. Ascential and Bear Stearns received information to help Ascential evaluate the Mercator opportunity on the following day.

     During the period from April 30, 2003 to June 23, 2003, JPMorgan received preliminary expressions of interest from Ascential and four other third parties interested in acquiring Mercator.

     At a regularly scheduled meeting of the Board on May 14, 2003, representatives of JPMorgan provided Mercator's directors with an update of the work that had been completed to date in connection with the solicitation of third parties who might be interested in acquiring Mercator.

     During the period from May 16, 2003 through June 9, 2003, members of senior management of Mercator and Ascential continued their discussions regarding the possibility of a transaction.

     At the annual meeting of the Board on May 30, 2003, representatives of JPMorgan provided Mercator's directors with an update of the work that had been completed to date in connection with the solicitation of third parties who might be interested in acquiring Mercator.

     On June 2, 2003, Mr. King spoke with Peter Gyenes, Ascential's Chairman and Chief Executive Officer, regarding Ascential's interest in pursuing a transaction with Mercator.

     On June 9, 2003, Ascential presented Mercator with a non-binding preliminary indication of interest to acquire Mercator at a price per share of between $2.30 and $3.00. Additionally, Ascential highlighted the fact that additional due diligence would be required in order to develop a more definitive proposal.

     On June 12 and 13, 2003, members of Mercator's senior management provided Ascential's senior management with an overview of Mercator and discussed ways the two companies could be combined.

     On June 18, 2003, JPMorgan received a due diligence request list from Ascential.

     During the period from June 18, 2003 through June 30, 2003, several conference calls took place between Ascential and Mercator to discuss the potential for a transaction.

     On June 20, 2003, Mr. Gyenes spoke with Mr. Hall regarding Ascential's continued interest in a transaction with Mercator. Mr. Gyenes said that Ascential would need to conduct additional due diligence in order to determine whether to proceed.

     On June 30, 2003, Mercator received proposals from Ascential and one other third party seeking to enter into an exclusivity agreement and work toward completing due diligence and signing a definitive agreement.

     On July 1, 2003, following discussion between JPMorgan and Bear Stearns, Ascential sent Mercator a non-binding letter of intent and attached a preliminary term sheet outlining the structure of the transaction as a cash tender offer, as well as the proposed offer price of $3.00 per share, assuming no additional share issuances, and a 30-day exclusivity period beginning on Mercator's acceptance of the letter, subject to due diligence and other customary conditions.

     On July 2, 2003, the Board met telephonically to consider Ascential's proposal to acquire Mercator. At the meeting, representatives of JPMorgan reviewed with the Board the financial terms and relative merits of the proposal, as well as the proposal from the other third party, and representatives of Jenkens & Gilchrist spoke about legal aspects of the proposals, as well as the fiduciary duties of the Board under the circumstances. After discussion of the two proposals, the meeting adjourned to provide the directors with an opportunity to review them. Later in the day, the meeting re-convened, and the Board determined that Ascential's proposal was superior and approved the letter of intent from Ascential.

     On July 4 and 5, 2003, the parties exchanged information on the data needed for Ascential to conduct its review of Mercator.

     During the week of July 7, 2003, Ascential began conducting its due diligence review of Mercator. Members of senior management of both companies had numerous conversations and meetings in Norwalk, Connecticut and Westborough, Massachusetts. Ascential's due diligence continued during the week of July 14, 2003.

     On July 18, 2003, Ascential sent Mercator a draft Merger Agreement containing all of the proposed terms and conditions of the proposed transaction.

     During the period from July 18, 2003 through July 30, 2003, representatives of Mercator (including Messrs. Sisco and Stevens) and Ascential and their respective counsels and financial advisors negotiated specific terms and provisions of the Merger Agreement, including the conditions to closing of the Offer, the interim covenants, the circumstances under which a break-up fee would be payable, the non-solicitation provisions, the efforts required to seek regulatory approvals, the circumstances in which the parties could terminate the Merger Agreement and the circumstances in which Ascential could amend or extend the Offer. During this time, Ascential management and senior members of Mercator's management met to discuss future synergies and implementation plans for the combined company. Mr. Gyenes also met with certain members of the Board of Directors to explain Ascential's plans for the combined company.

     On July 23, 2003, Ascential's senior management made a presentation to Ascential's board of directors regarding the transaction. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), Ascential's legal counsel, and of Bear Stearns were present at the meeting.

     On July 25, 2003, Ascential presented Mercator and certain key members of its executive team with draft agreements and other arrangements for the continued employment of such individuals by Ascential following the transaction as well as non-competition and non-solicitation agreements to be executed by each of the executive officers and certain other employees.

     During the week of July 28, 2003, Ascential sent Mercator drafts of the Stock Tender Agreement and Option Agreement. Purchaser was incorporated in the State of Delaware during the same week.

     On July 30, 2003, the Board met to consider Ascential's proposal and the latest draft of the Merger Agreement. The Board received a detailed presentation of the financial and legal aspects of the proposed transaction from members of management, Jenkens & Gilchrist and JPMorgan. Messrs. Sisco and Stevens also updated the Board. After discussion, the Board agreed that they would re-convene on August 1, 2003 in order to formally consider the Merger Agreement and receive a fairness presentation from JPMorgan.

     From July 30, 2003 to August 1, 2003, representatives of Mercator and Ascential and their respective counsels and financial advisors continued to negotiate specific terms and provisions of the Merger Agreement.

     Also on August 1, 2003, Mercator held a special meeting of the Board. After discussion, which included review of all contacts between JPMorgan and prospective bidders since April, updates regarding the financial and legal aspects of the proposed transaction from members of Mercator's management and from Jenkens & Gilchrist, JPMorgan delivered its oral opinion to the effect that, as of that date, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to those holders, and the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) in all respects and recommended that Mercator's stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger.

     On August 1, 2003, Ascential's senior management presented the transaction to Ascential's board of directors, including a summary of the terms of the transaction. Representatives of Skadden Arps and Bear Stearns were present at the meeting. Ascential's board unanimously approved the Merger Agreement and the transactions contemplated thereby, subject to management's approval of the final drafts of the agreements. Purchaser's board also approved the Merger Agreement and the transactions contemplated thereby.

     Following the meeting, representatives of Mercator and Ascential and their respective counsels negotiated specific terms and provisions of the Merger Agreement and had several conversations to finalize the terms of the Merger Agreement, the Option Agreement and the Stock Tender Agreement. Thereafter, management met telephonically with Messrs. Sisco and Stevens, as well as representatives of Jenkens & Gilchrist, to review the final documents and confirm their final terms. JPMorgan then delivered its written opinion to the effect that, as of August 2, 2003, the consideration to be received by holders of Shares was fair, from a financial point of view, to those holders and Mercator and Ascential executed the Merger Agreement.

     On August 4, 2003, the parties publicly announced the transaction.

  (II) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     In making the determinations and recommendations set forth above, the Board considered a number of factors, including, without limitation, the following:

     1. FINANCIAL TERMS OF THE TRANSACTION. The $3.00 Offer represents an approximately 21% premium over the $2.46 closing price of the Shares on Nasdaq on July 31, 2003 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement), an approximately 53% premium over the $1.96 average closing price for the one month trading period ending on July 31, 2003 and an approximately 79% premium over the $1.68 average closing price for the three month trading period ending on July 31, 2003. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to a continued investment in Mercator Common Stock. The Board was aware that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

     2. STRATEGIC ALTERNATIVES. The Board considered Mercator's prospects if it were to remain independent, and the risks and benefits inherent in remaining independent, including the risk arising from the increasing investment required to compete.

     3. ALTERNATIVE TRANSACTIONS. The Board considered inquiries made by Mercator and JPMorgan to 17 companies, including major companies in the software industry, with respect to the possible acquisition of Mercator and the attendant uncertainty of reaching an agreement with any such party.

     4. COMPETITIVE LANDSCAPE. The Board considered information with regard to the financial condition, results of operations, business and prospects of Mercator, as well as current economic and market conditions (including current conditions in the industry in which Mercator competes).

     5. JPMORGAN'S FAIRNESS OPINION. The Board considered the opinion of JPMorgan to the effect that, as of such date, and based upon and subject to certain qualifications, assumptions and limitations stated in such opinion, the consideration to be received by holders of the Shares (other than Ascential and its affiliates) in the Offer and the Merger, taken together as a whole and not separately, was fair, from a financial point of view, to such holders and the presentation made by JPMorgan to the Board relating to the financial analysis performed by JPMorgan in connection with such opinion. The full text of JPMorgan's written opinion, dated August 2, 2003, which sets forth the assumptions made, matters considered and limitations on the review undertaken by JPMorgan, is set forth in Annex A hereto. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger, taken together as a whole and not separately, by the holders of the Shares (other than Ascential and its affiliates) and does not constitute a recommendation as to whether any stockholder should tender the Shares pursuant to the Offer or how such stockholder should vote with respect to the Merger. Holders of the Shares are urged to read such opinion carefully in its entirety. The Board was aware that JPMorgan becomes entitled to certain fees described in Item 5 upon consummation of the Offer.

     6. TERMS OF THE MERGER AGREEMENT. The Board considered the terms of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations and the fact that the transactions contemplated by the Merger Agreement are not subject to any financing contingencies.

     7. TIMING OF COMPLETION. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

     8. POTENTIAL CONFLICTS OF INTEREST. The Board considered the potential conflicts of interest between Mercator, on the one hand, and Mercator's officers, directors and affiliates in the Offer and the Merger, all as described above in Item 3.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

  (III) OPINION OF J.P. MORGAN SECURITIES INC.

     In an engagement letter dated April 1, 2003, Mercator engaged JPMorgan on an exclusive basis to provide it with financial advisory services and a fairness opinion, from a financial point of view, in connection with the Offer and the Merger. The Board selected JPMorgan based on JPMorgan's qualifications, expertise and reputation and its knowledge of the business and affairs of Mercator. At the meeting of the Board on August 1, 2003, JPMorgan rendered its oral opinion, subsequently confirmed in writing, that, as of August 2, 2003, and based on and subject to the considerations in its opinion, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to those holders.

     THE FULL TEXT OF JPMORGAN'S OPINION DATED AUGUST 2, 2003, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JPMORGAN IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX A TO THIS STATEMENT AND INCORPORATED IN THIS STATEMENT BY REFERENCE. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. JPMORGAN'S OPINION IS DIRECTED TO THE BOARD, ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO THOSE HOLDERS AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR CONSTITUTE A RECOMMENDATION AS TO WHETHER HOLDERS OF THE SHARES SHOULD TENDER THEIR SHARES IN THE OFFER OR AS TO HOW HOLDERS OF THE SHARES SHOULD VOTE AT ANY STOCKHOLDERS' MEETING HELD IN CONNECTION WITH THE MERGER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

  (C) INTENT TO TENDER

     Ascential and Purchaser have entered into a Stock Tender Agreement, dated as of the date of the Merger Agreement, with each of Ernest E. Keet, Roy C. King, Constance F. Galley, James P. Schadt, Dennis G. Sisco, Mark C. Stevens, Michael E. Lehman, Kenneth J. Hall, David S. Linthicum, Mark W. Register, Thracy
P. Varvoglis, Jill M. Donohoe, Michael J. Collins, David L. Goret, Ronald R. Smith and Greg O'Brien, as stockholders and option holders of Mercator (each a "Stockholder" and collectively, the "Stockholders"). Pursuant to the Stock Tender Agreement, each Stockholder has: (i) agreed to tender such Stockholder's Individual Shares (as defined in the Stock Tender Agreement) promptly after Purchaser commences the Offer; and (ii) appointed Peter Fiore, Scott Semel and Robert McBride, as officers of Purchaser, an irrevocable proxy (A) to vote the Stockholders' Individual Shares in favor of the Merger and the Merger Agreement and (B) vote against any action or agreement that is contrary to the Merger Agreement or the Stock Tender Agreement, or that would materially change Mercator's corporate structure or business. The Stock Tender Agreement also gives Ascential an option to acquire all the Individual Shares at a purchase price per share equal to the Offer Price (or such higher price as may be offered by Purchaser in the Offer), exercisable only if the Stockholders fail to comply with the Stock Tender Agreement, or if the Stockholders withdraw their tender of Shares made pursuant to the Offer.

     Additionally, the Stockholders have agreed to: (i) not transfer, or enter into any agreement to transfer, Individual Shares to any other person or entity except pursuant to the Stock Tender Agreement; (ii) not take any action in violation of any warranty or representation made by the Stockholders under the Stock Tender Agreement, or that would result in a breach by Mercator of its obligations under the Merger Agreement; (iii) not solicit an Alternative Proposal or engage in any negotiations regarding an Alternative Proposal (other than an action taken by a stockholder in his or her capacity as a director or executive officer of Mercator and in compliance with the non-solicitation provisions of the Merger Agreement); (iv) waive all appraisal or dissenting rights; and (v) waive claims against Mercator, Ascential or Purchaser including claims arising from ownership of Shares, stockholder status, conduct of business, and the consummation of the transactions contemplated by the Merger Agreement or Merger.

     The parties to the Stock Tender Agreement have each made certain representations and warranties. The Stockholders' representations and warranties include that they are the holder of record and have valid and marketable title to the Individual Shares, that they beneficially own the Individual Shares, that the Stock Tender Agreement covers all of the Shares owned by each Stockholder (including any options exercised by the Shareholder prior to the Offer), and that no conflicts with other agreements will result. Ascential and Purchaser's representations and warranties include that each is a duly organized corporation with the power to perform its obligations.

     As of July 31, 2003, Mercator's directors and executive officers owned an aggregate of 2,107,706 Shares representing approximately 6% of Mercator's currently outstanding shares and beneficially owned (determined in accordance with Rule 13d-3 under the Exchange Act) an aggregate of 5,952,837 shares of Mercator Common Stock, representing approximately 15.7% of Mercator's shares assuming the exercise of all of their options that are exercisable within 60 days of August 1, 2003.

     The summary of the Stock Tender Agreement is qualified in its entirety by reference to the Stock Tender Agreement, which was filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to the terms of JPMorgan's engagement, Mercator has agreed to pay JPMorgan for its services, including the fairness opinion, an aggregate financial advisory fee equal to approximately $2.0 million payable upon consummation of the Offer. The fee to be paid for provision of the fairness opinion is not contingent on the consummation of the Offer or the Merger. Mercator also has agreed to reimburse JPMorgan for other reasonable out-of-pocket expenses including travel costs, document production and other similar expenses, and reasonable fees of counsel, up to a maximum aggregate amount for all such costs and expenses not to exceed $50,000 without the prior written consent of Mercator and to indemnify JPMorgan and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of JPMorgan's engagement.

     Except as described above, neither Mercator nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Mercator on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Shares have been effected during the past 60 days by Mercator or any subsidiary of Mercator or, to the best of Mercator's knowledge, by any executive officer, director or affiliate of Mercator.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except for Mercator's obligations pursuant to the Merger Agreement, Mercator is not undertaking or engaged in any negotiations in response to the Offer that relate to:

     - a tender offer for or other acquisition of Mercator's securities by Mercator, any of its subsidiaries, or any other person;

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mercator or any of its subsidiaries;

     - any purchase, sale or transfer of a material amount of assets of Mercator or any of its subsidiaries; or

     - any material change in the present dividend rate or policy, or indebtedness or capitalization, of Mercator.

     There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

  (A) DESIGNATION BY ASCENTIAL OF PERSONS TO BE ELECTED TO THE BOARD

     The Merger Agreement provides that, effective upon the acceptance for payment by Purchaser of any Shares, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the Mercator Board (the "Ascential Designees") that equals the product of (i) the total number of directors on the Mercator Board (giving effect to the election of any additional directors pursuant to Section 1.3 of the Merger Agreement or the resignation of any individuals who are directors on the date hereof) and (ii) the percentage obtained by dividing the number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended) by Ascential and its subsidiaries by the total number of Shares then outstanding. Mercator is required to:

     - take all action necessary to cause Ascential's designees to be elected or appointed to the Mercator Board, including amending Mercator's bylaws, increasing the number of directors on the Mercator Board and obtaining resignations of a number of incumbent directors;

     - use its best efforts to cause the vacancies created by any such increase in the number of directors or resignation of incumbent directors to be filled by designees of Ascential; and

     - take all action necessary to cause the persons designated by Ascential to serve in equal proportion on each committee of the Mercator Board, each board of each subsidiary of Mercator and each committee of the board of each such subsidiary.

     Notwithstanding the foregoing, following consummation of the Offer and until the effective time of the Merger, Mercator's Board will have two members who are not stockholders or affiliates of Ascential or Purchaser and are considered independent directors within the meaning of the rules of The Nasdaq Stock Market, Inc. ("Nasdaq"). If the number of independent directors is reduced below two (or such other number as may be required by the rules of Nasdaq) for any reason, the remaining independent directors are entitled to fill the vacancies or, if no independent directors remain, the other directors will be entitled to designate two individuals (or such other number as may be required by the rules of Nasdaq) to fill such vacancies. The independent directors are required to form a committee that, during the period from the time Shares are purchased pursuant to the Offer until the effective time of the Merger, will have the power and authority to:

     - amend the Merger Agreement;

     - exercise or waive any of Mercator's rights, benefits or remedies under the Merger Agreement; or

     - take any other action under or in connection with the Merger Agreement if such action materially and adversely affects the holders of Shares (other than Ascential or Purchaser).

 (B) MERGER PROVISIONS

     Under the DGCL, if Ascential acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Ascential will be able to effect the Merger after consummation of the Offer without convening a meeting of stockholders. However, if Ascential does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of Mercator's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger. Ascential and Purchaser have each agreed to cause all of the Shares owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the Merger, so stockholder approval of the Merger is assured if the Offer is completed.

 (C) ANTITRUST

     The purchase of Shares pursuant to the Offer is subject to review by the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") to determine whether it is in compliance with antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Offer may not be consummated until the waiting period requirements of that Act have been satisfied or terminated. Ascential and Mercator will file notification reports, together with requests for early termination for the waiting period, with the DOJ and the FTC; and, unless the waiting period is extended or Mercator or Ascential receives a request for additional information and documentary material, the waiting period will expire before September 8, 2003.

     The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Offer or the Merger. At any time before or after the Offer or the Merger, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Offer or the Merger or seeking divestiture of substantial assets of Ascential or Mercator or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

     FOREIGN APPROVALS. Ascential and Mercator conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the Offer or the Merger. Ascential and Mercator may also be requested to make filings with and or seek approval of the Merger with governmental agencies in foreign countries.

 (D) OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, form of letter to brokers, dealers, commercial banks, trust companies and other nominees and form of letter to clients which are filed as Exhibits (a)(1), (a)(2), (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference in their entirety.

ITEM 9. EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)        Offer to Purchase dated August 8, 2003 (incorporated by
              reference to the Offer to Purchase included in the Tender
              Offer Statement on Schedule TO as Exhibit (a)(1)(A) filed by
              Ascential on August 8, 2003 (the "Schedule TO"))
(a)(2)        Form of Letter of Transmittal (incorporated by reference to
              Exhibit (a)(1)(B) to the Schedule TO)
(a)(3)        Letter dated August 8, 2003 from the Chairman of Mercator to
              Mercator's stockholders*
(a)(4)        Press Release dated August 4, 2003 (incorporated by
              reference to the Schedule 14D-9 (preliminary communications made before commencement of the tender offer filed by
              Mercator on August 4, 2003)
(a)(5)        Form of Notice of Guaranteed Delivery (incorporated by
              reference to Exhibit(a)(1)(C) to the Schedule TO)
(a)(6)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees (incorporated by reference to
              Exhibit (a)(1)(D) to the Schedule TO)
(a)(7)        Form of Letter to Clients for Use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other
              Nominees(incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(8)        Opinion of JPMorgan dated August 2, 2003 (included as Annex
              A to this Schedule 14D-9)
(a)(9)        Sections 11 and 14 of the Offer to Purchase dated August 8,
              2003 (incorporated by reference to Exhibit (a)(1)(A) to the
              Schedule TO)
(a)(10)       Guidelines For Certification of Taxpayer Identification
              Number on Substitute Form W-9 (incorporated by reference to
              Exhibit (a)(1)(F) to the Schedule TO)
(e)(1)        Agreement and Plan of Merger dated as of August 2, 2003
              among Mercator, Ascential and Purchaser (incorporated by
              reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mercator on August 5, 2003)
(e)(2)        Common Stock Option Agreement dated as of August 2, 2003
              among Mercator, Ascential and Purchaser (incorporated by
              reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Mercator on August 5, 2003)
(e)(3)        Non-Disclosure Agreement dated as of April 28, 2003 among
              Mercator, Ascential and JPMorgan
(e)(4)        Stock Tender Agreement dated as of August 2, 2003 among
              Ascential, Purchaser and directors, executive officers and officers of Mercator (incorporated by reference to Exhibit
              10.1 to the Current Report on Form 8-K filed by Mercator on
              August 5, 2003)
(e)(5)        Key Employee Agreement dated as of August 1, 2003 between
              Ascential and Mark W. Register; and Non-Competition,
              Non-Disclosure and Developments Agreement dated as of August
              1, 2003 among Ascential, Mercator and Mark W. Register
(e)(6)        Key Employee Agreement dated as of July 31, 2003 between
              Ascential and Thracy P. Varvoglis; and Non-Competition,
              Non-Disclosure and Developments Agreement dated as of July
              31, 2003 among Ascential, Mercator and Thracy P. Varvoglis
(e)(7)        Form of Retention Agreement among Ascential and Mercator, on the one hand, and Mark W. Register or Thracy P. Varvoglis, on the other hand
(e)(8)        Form of Continuity Agreement between Mercator and certain of
              Mercator's executive officers

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(e)(9)        Form of Executive Non-Competition, Non-Solicitation and
              Developments Agreement among Ascential, Mercator and certain of Mercator's executive officers
(e)(10)       Continuity Agreement dated as of August 1, 2003 between
              Mercator and Jill M. Donohoe
(e)(11)       Continuity Agreement dated as of August 7, 2003 between
              Mercator and Kenneth J. Hall
(e)(12)       Continuity Agreement dated as of August 1, 2003 between
              Mercator and David S. Linthicum
(e)(13)       Amendment to Executive Non-Competition, Non-Solicitation and
              Developments Agreement among Ascential, Mercator and David
              S. Linthicum
(e)(14)       Executive Non-Competition, Non-Solicitation and Developments
              Agreement dated as of August 1, 2003 among Ascential,
              Mercator and Kenneth J. Hall

---------------

* Included with the Statement mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MERCATOR SOFTWARE, INC.

                                          By: /s/ Roy C. King

                                            ------------------------------------
                                                         Roy C. King
                                             Chairman of the Board of Directors,
                                                 Chief Executive Officer and
                                                        President

Dated: August 8, 2003

                                                                         ANNEX A

                                (JPMORGAN LOGO)

Confidential

August 2, 2003

The Board of Directors
Mercator Software, Inc.
45 Danbury Road
Wilton, CT 06897

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the "Company Common Stock"), of Mercator Software, Inc. (the "Company") of the Consideration (as defined below) to be received by such holders in the proposed Transaction (as defined below). Pursuant to the Agreement and Plan of Merger (the "Agreement") by and among the Company, Ascential Software Corporation (the "Merger Partner") and a subsidiary of the Merger Partner ("Merger Sub"), the Merger Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of Company Common Stock, including the associated preferred stock purchase rights, at a purchase price of $3.00 per share in cash (the "Consideration") and, following the consummation of the Offer, the Company will merge (the "Merger" and together with the Offer, the "Transaction") with Merger Sub and become a wholly-owned subsidiary of the Merger Partner, and each issued and outstanding share of Company Common Stock (together with any associated preferred stock or other rights), other than shares of Company Common Stock in treasury or owned by the Company or any subsidiary of the Company, the Merger Partner or any subsidiary of the Merger Partner, and other than dissenting shares, will be converted into the right to receive the Consideration.

In arriving at our opinion, we have (i) reviewed a draft dated August 2, 2003 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;
(iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or the Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Agreement and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the relative merits of the Transaction as compared to other business strategies that might be available to the Company or the underlying decision by the Company to engage in the Transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, which include the rendering of this opinion. We will also receive an additional fee if the proposed Transaction is consummated. We and our affiliates may in the future provide, in the ordinary course of business, commercial and investment banking services to the Company, the Merger Partner and their respective affiliates, in each case for customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether or not such shareholder should tender shares of Company Common Stock pursuant to the Offer or as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full and referred to in any proxy, information or solicitation/recommendation statement filed with the Securities and Exchange Commission and/or mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

                                       A-2